Exhibit 97.1

Knightscope, Inc. Incentive Compensation Recovery Policy

1.	Purpose

The purpose of the Knightscope, Inc. Incentive Compensation Recovery Policy (this “Policy”) is to provide for the recovery of certain Incentive-Based Compensation in the event of an Accounting Restatement. This Policy is intended to comply with, and to be administered and interpreted consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”), Listing Rule 5608 adopted by the Nasdaq Stock Market LLC (“Nasdaq”) (the “Listing Standard”), and any applicable rules, standards or other guidance adopted by the Securities and Exchange Commission or any national securities exchange or association on which the Company’s securities are listed, in each case, as amended from time to time (collectively, “Applicable Rules”). Unless otherwise defined in this Policy, capitalized terms shall have the meanings set forth in Section 10 below.

2.	Policy for Recovery of Erroneously Awarded Compensation

In the event of an Accounting Restatement, it is the Company’s policy that it will recover reasonably promptly the amount of any Erroneously Awarded Compensation Received by an Executive Officer during the Recovery Period.

3.	Administration

3.1.	This Policy shall be administered by the Committee, except that the Board may determine to act as the administrator or designate another committee of the Board to act as the administrator with respect to any portion of this Policy other than Section 3.4 (the “Administrator”). The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy.

3.2.	The Administrator is authorized to take appropriate steps to implement this Policy and may effect recovery hereunder by: (i) requiring payment to the Company, (ii) set-off, (iii) reducing compensation, or (iv) such other means or combination of means as the Administrator determines to be appropriate.

3.3.	The Administrator is authorized to engage any third-party advisers that it deems necessary or appropriate in connection with its administration of this Policy and to effect any recovery required hereunder, with appropriate funding provided by the Company for such third-party engagement. The Administrator is further authorized and directed to consult with the full Board or such other committees of the Board, such as the Audit Committee, as may be necessary or appropriate as to matters within the scope of such other committee’s responsibility and authority.

3.4.	The Company need not recover Erroneously Awarded Compensation if and to the extent that the Committee determines that such recovery is impracticable and not required under Rule 10D-1 and the Listing Standard because: (i) the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered after (a) making a reasonable attempt to recover such Erroneously Awarded Compensation, (b) documenting such reasonable attempt(s), and (c) providing such documentation to Nasdaq, (ii) recovery would likely cause an otherwise tax-qualified broad-based retirement plan to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder, or

(iii) recovery would violate the Company’s home country laws; provided that the Company has (a) obtained an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such violation, and (b) provided such opinion to Nasdaq.

3.5.	Any determinations made by the Administrator under this Policy shall be final and binding on all affected individuals and need not be uniform with respect to each Executive Officer covered by this Policy.

4.	Other Recovery Rights; Company Claims

Any right of recovery pursuant to this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery at law or in equity that may be available to the Company under applicable law or pursuant to the terms of any other compensation recovery policy of the Company that may be in effect from time to time, including in any employment agreement, plan or award agreement, or similar agreement and any other legal remedies available to the Company. Nothing contained in this Policy and no recovery hereunder shall limit any claims, damages, or other legal remedies the Company may have against an individual arising out of or resulting from any actions or omissions by such individual.

5.	Reporting and Disclosure

The Company shall file all disclosures with respect to this Policy in accordance with the requirements of federal securities laws.

6.	Indemnification Prohibition

Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement that may be interpreted to the contrary, the Company shall not indemnify any Executive Officer with respect to amount(s) recovered under this Policy or claims relating to the enforcement of this Policy, including any payment or reimbursement for the cost of third- party insurance purchased by such individual to fund potential clawback obligations hereunder.

7.	Amendment; Termination

The Board or the Committee may amend or terminate this Policy `from time to time in its discretion as it deems appropriate and shall amend this policy as it deems necessary to comply with applicable law or any rules or standards adopted by a national securities exchange or association on which the Company’s securities are listed; provided, however, that no amendment or termination of this Policy shall be effective to the extent it would cause the Company to violate any federal securities laws, Securities and Exchange Commission rule or the rules or standards of any national securities exchange or association on which the Company’s securities are listed. This Policy will terminate automatically when the Company does not have a class of securities listed on a national securities exchange or association and will be limited the extent that an y provision of the Applicable Rules is no longer in effect or applicable to the Company.

8.	Successors

This Policy shall be binding and enforceable against all individuals who are, were or become Executive Officers and their beneficiaries, heirs, executors, administrators, or other legal representatives.

9.	Effective Date

This Policy is effective only for Incentive-Based Compensation Received by an Executive Officer on or after the Effective Date.

10.	Definitions. For purposes of this Policy, the following terms shall have the meanings set forth below:

10.1.	“Accounting Restatement” means an accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any accounting restatement required to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

10.2.	“Administrator” has the meaning set forth in Section 3.1 hereof.

10.3.	“Board” means the Company’s Board of Directors.

10.4.	“Company” means Knightscope, Inc., a Delaware corporation, and its affiliates.

10.5.	“Committee” means the Compensation Committee of the Board.

10.6.	“Effective Date” means October 2, 2023.

10.7.	“Erroneously Awarded Compensation” means the amount of Incentive-Based Compensation Received by an Executive Officer that exceeds the amount of Incentive-Based Compensation that would have been Received by the Executive Officer had it been determined based on the restated amounts. For Incentive-Based Compensation based on stock price or total shareholder return (“TSR”) the Administrator will determine the amount based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received, and the Company will maintain documentation of the determination of that reasonable estimate and provide the documentation to Nasdaq. In all cases, the amount to be recovered will be calculated without regard to any taxes paid by the Executive Officer with respect to the Erroneously Awarded Compensation. As set forth in Section 3.3, the Administrator is authorized to engage third-party advisers in connection with the determination of any amounts of Erroneously Awarded Compensation.

10.8.	“Executive Officers” means the Company’s current and former executive officers as determined by the Administrator in accordance with Rule 10D-1 and the Listing Standard. Generally, Executive Officers include any executive officer designated by the Board as an “officer” under Rule 16a-1(f) under the Exchange Act.

10.9.	“Financial Reporting Measure” means (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measure derived wholly or in part from such a measure, and (ii) any measure based wholly or in part on the Company’s stock price or total shareholder return. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the Securities and Exchange Commission.

10.10.	“Incentive-Based Compensation” means any compensation granted, earned, or vested based in whole or in part on the Company’s attainment of a Financial Reporting Measure that was Received by an individual (i) on or after the Effective Date and after such individual began service as an Executive Officer, (ii) who served as an Executive Officer at any time during the performance period for the Incentive-Based Compensation and (iii) while the Company has a class of securities listed on a national securities exchange or association

10.11.	“Received”: Incentive-Based Compensation is deemed to be “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period.

10.12.	“Recovery Period” means the three completed fiscal years immediately preceding the date that the Company is required to prepare the applicable Accounting Restatement and any “transition period” as described under Rule 10D-1 and the Listing Standard. For purposes of this Policy, the “date that the Company is required to prepare the applicable Accounting Restatement” is the earlier to occur of (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.

11.Interpretation. This Policy will be interpreted and applied in a manner that is consistent with the requirements of the Applicable Rules, and to the extent this Policy is inconsistent with such Applicable Rules, it shall be deemed amended to the extent necessary to ensure it is consistent therewith.

12.Acknowledgement by Executive Officer. Each Executive Officer shall sign and return to the Company an Acknowledgment Form substantially in the form attached to this Policy as Exhibit A-1 or in such other form determined by the Administrator, pursuant to which the Executive Officer agrees to be bound by, and comply with, the terms of this Policy.

Exhibit A-1

Knightscope, Inc. Incentive Compensation Recovery Policy ACKNOWLEDGEMENT FORM

I, the undersigned, acknowledge and affirm that I have received and reviewed a copy of the Knightscope, Inc. Incentive Compensation Recovery Policy, as amended from time to time (the “Policy”), and agree that:

(i)	I am and will continue to be subject to the Policy.

(ii)	The Policy will apply to me both during and after my employment with the Company.

(iii)	I will abide by the terms of the Policy and will take all actions requested by the Company in order to enable or facilitate the enforcement of the Policy, including, without limitation, by promptly returning any Erroneously Awarded Compensation to the Company to the extent required by, and in a manner determined by the Administrator and permitted by, the Policy.

(iv)	In the event of any inconsistency between the Policy and the terms of any contractual rights I may have, including any employment agreement or offer letter to which I am a party, or the terms of any compensation plan, program, or agreement under which any compensation has been granted, awarded, earned or paid, the terms of the Policy shall govern.

(v)	I further acknowledge that I am not entitled to indemnification in connection with any enforcement of the Policy and expressly waive any rights to such indemnification under the Company’s organizational documents or otherwise.

Capitalized terms used but not otherwise defined in this Acknowledgement Form shall have the meanings ascribed to such terms in the Policy.

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